Room 4561

September 8, 2006

Jeffrey M. Stibel
President and Chief Executive Officer
Web.com, Inc.
303 Peachtree Center Avenue, Suite 500
Atlanta, GA 30303

> **Re:** **Form 10-K for Fiscal Year Ended August 31, 2005**
> **Filed November 7, 2005**
> **File no. 0-17932**

Dear Mr. Stibel:

We have reviewed your response letter dated August 30, 2006 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2005

Earnings before Interest, Taxes, Depreciation and Amortization (EBITA), page 23

1. We note your response to our prior comment no. 1 where you indicate that by excluding certain recurring items such as depreciation and amortization expenses, management believes that EBITDA from Continuing Operations provides meaningful and important supplemental information regarding the Company's core operations/business. Explain what you mean by core operations/business and why excluding depreciation and amortization which relate to investments in

property and equipment and intangible assets which presumably are utilized to generate revenue, is appropriate. If you intend to refer to core operations/business in future filings, ensure that it is adequately defined and that you have fully explain how you determined that the excluded items are not representative of your core operations/business. Also, provide us your revised disclosure for future filing.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief